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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March, 2009	Commission File Number: 1-9059

BARRICK GOLD CORPORATION
(Name of Registrant)

Brookfield Place, TD Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario
Canada M5J 2S1
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

 INCORPORATION BY REFERENCE

        The Registrant's Notice of Annual Meeting of Shareholders and Management Proxy Circular dated March 17, 2009 and included as Exhibit 99.1 of this Form 6-K (Commission File No. 1-9059) furnished to the Commission on March 25, 2009 are incorporated by reference into the Registration Statement on Form F-9 and Form F-3 of the Registrant, Barrick North America Finance LLC and Barrick Gold Financeco LLC (File Nos. 333-151327, 333-151327-02 and 333-151327-01).

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date: March 25, 2009

By:	/s/ FAITH T. TEO
Name:	Faith T. Teo
Title:	Senior Counsel and Assistant Corporate Secretary

 EXHIBIT

Exhibit	Description of Exhibit
99.1	Barrick Gold Corporation's Notice of Annual Meeting of Shareholders and Management Proxy Circular dated March 17, 2009

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INCORPORATION BY REFERENCE
SIGNATURES
EXHIBIT